MA

08027494

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercadien Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3625 Quakerbridge Road
(No. and Street)

Hamilton (City) NJ (State) 08619 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth A. Kamen (609) 689 2318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

380 Foothill Road (Address) Bridgewater (City) NJ (State) 08807 (Zip Code)

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SD 3/12/08

OATH OR AFFIRMATION

I, Kenneth Kamen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercadien Securities, LLC, as of 12/31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DEBRA L. LUNDGREN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES DEC. 14, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercadien Securities, LLC
Index to the Financial Statements
December 31, 2007

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Members of
Mercadien Securities, LLC

We have audited the accompanying statement of financial condition of Mercadien Securities, LLC as of December 31, 2007 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercadien Securities, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 27, 2008

Mercadien Securities, LLC
Statement of Financial Condition
December 31, 2007

Assets	
Current Assets	
Cash	$ 74,528
Deposit with clearing agent	50,000
Receivable from clearing agent	2,961
Prepaid expenses	8,276
Total Assets	135,765
Liabilities and Members' Equity	
Current Liabilities	
Accounts payable	7,146
Due to related parties	16,900
Total Liabilities	24,046
Commitments and Contingencies	-
Members' Equity	111,719
Total Liabilities and Members' Equity	$ 135,765

See accompanying notes to the financial statements.

Mercadien Securities, LLC
Statement of Operations
Year Ended December 31, 2007

Revenues	
Commissions	$ 1,321,486
Asset management fees	9,747
Interest income	8,071
Regulatory rebate	35,000
Total revenues	1,374,304
Operating Expenses	
Administrative charges	12,600
Money manager fees	414,767
Management fees	675,000
Data and quote charges	795
Customer clearance expense	174,531
Professional memberships and dues	1,128
License	6,520
Publications	2,984
Telephone	1,314
Travel and entertainment	82
Legal and professional fees	6,450
Occupancy	6,100
Software Support	2,454
Miscellaneous	40
Other Taxes	50
Total Operating Expenses	1,304,815
Net Income	$ 69,489

See accompanying notes to the financial statements.

Mercadien Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2007

	Contributed Capital	Retained (Deficit) Earnings	Total
Balance, January 1, 2007	$ 178,780	$ (55,320)	$ 123,460
Capital Draws by Members - Cash	(81,230)	-	(81,230)
Net Income for the Year Ended December 31, 2007	-	69,489	69,489
Balance, December 31, 2007	$ 97,550	$ 14,169	$ 111,719

See accompanying notes to the financial statements.

Mercadien Securities LLC
Statement of Cash Flows
Year Ended December 31, 2007

Cash Flows From Operating Activities	
Net Income	$ 69,489
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decreases (Increases) in Assets	
Receivable from clearing agent	168
Prepaid expenses	(1,546)
Increases in Liabilities	
Accounts payable	517
Due to related parties	12,715
Net Cash Provided by Operating Activities	81,343
Cash Flows From Financing Activities	
Members' capital draws	(81,230)
Net Cash Used in Financing Activities	(81,230)
Net Increase in Cash	113
Cash, Beginning of Year	74,415
Cash, End of Year	$ 74,528
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ -

See accompanying notes to the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Mercadien Securities, LLC (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a brokerage firm that sells securities and provides investment banking and investment advisory services to corporations and individuals located in New Jersey.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agent, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions and Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

RECEIVABLE FROM CLEARING AGENT

The Company clears all security transactions through its clearing agent, RBC Dain Rauscher. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

REGULATORY REBATE

In August, 2007, the Company received a $35,000 one-time, special payment from the Financial Industry Regulatory Authority (FINRA) as a result of the consolidation of NASD and NYSE Member Regulation.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $103,443, which was $53,443 in excess of its required net capital. The Company's net capital ratio was .23 to 1.

RELATED PARTY TRANSACTIONS

The Company leases office space in Princeton from a member on a month to month basis currently at a rate of $508 per month. Rent expense under this agreement amounted to $6,100 for the year ended December 31, 2007.

One of the Company's members also provides the Company with certain administrative, support and telephone services on a month to month basis. Expenses under this arrangement amounted to $13,914 for the year ended December 31, 2007. As of December 31, 2007, $-0- remained outstanding to the Member.

The Company collects asset management fees on behalf of a related entity. The Company then remits those fees to the related entity. During the year ended December 31, 2007, the Company collected $675,000 and remitted $658,100 under this arrangement. As of December 31, 2007, the Company owed $16,900 to the related entity.

Mercadien Securities, LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2007

NET CAPITAL	
Total Members' Equity	$ 111,719
Deductions and/or Charges:	
Non-Allowable Assets:	
Prepaid expenses	8,276
Total Non-Allowable Assets	8,276
Net Capital	$ 103,443
AGGREGATE INDEBTEDNESS	$ 24,046
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 1,603
Minimum dollar net capital requirement	$ 50,000
Excess Net Capital at 1,500 percent	$ 53,443
Excess Net Capital at 1,000 percent	$ 101,038
Ratio of Aggregate Indebtedness to Net Capital	.23 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(included in Part IIA of Form X-17a-5(a) as of December 31, 2006)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 104,845
Net audit adjustments - accruals	(1,402)
Net capital per above	$ 103,443

See independent auditors' report.

Mercadien Securities, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditors' report.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report
On Internal Control Structure

To the Members of
Mercadien Securities, LLC

In planning and performing our audit of the financial statements of Mercadien Securities, LLC as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Mercadien Securities, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At December 31, 2007, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above

mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 27, 2008

END